UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A/A
Amendment No. 1
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
American Pacific Corporation
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	59-6490478 (I.R.S. Employer Identification No.)

3883 Howard Hughes Parkway, Suite 700, Las Vegas, Nevada (Address of principal executive offices)	89169 (Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class to be registered

Preference Share Purchase Rights	The Nasdaq Stock Market LLC
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration statement file number to which this form relates: N/A (if applicable)
Securities to be registered pursuant to Section 12(g) of the Act:
N/A

(Title of class)

(Title of class)

Item 1. Description of Registrant’s Securities to be Registered
Item 2. Exhibits
SIGNATURE
INDEX TO EXHIBITS

This Amendment No. 1 to Form 8-A (the “Form 8-A/A”) is hereby filed to amend, restate and supplement the information set forth in the Registration Statement on Form 8-A filed by American Pacific Corporation (the “Registrant”) on August 6, 1999 relating to the preference share purchase rights of the Registrant. In particular, as set out in greater detail below, this Form 8-A/A reflects the amendment of the Rights Agreement, dated as of August 3, 1999, between the Registrant and American Stock Transfer & Trust Company pursuant to which the final expiration date of the preference share purchase rights has been extended to August 2, 2019. All other terms and conditions of the Rights Agreement remain unchanged.
Item 1. Description of Registrant’s Securities to be Registered.
On August 3, 1999, the Board of Directors of the Registrant declared a dividend of one preference share purchase right (a “Right”) for each outstanding share of common stock, par value $0.10 per share (the “Common Shares”), of the Registrant. The dividend was payable to stockholders of record on August 16, 1999 (the “Record Date”). Each Right entitles the registered holder to purchase from the Registrant one one-hundredth of a share of Series D Participating Preference Stock, par value $1.00 per share (the “Preference Shares”), of the Registrant at a price of $24.00 per one one-hundredth of a Preference Share (the “Purchase Price”), subject to adjustment under certain circumstances. The description and terms of the Rights are set forth in a Rights Agreement, dated as of August 3, 1999 (the “Original Rights Agreement”), between the Registrant and American Stock Transfer & Trust Company, as Rights Agent (the “Rights Agent”), as amended by that certain Amendment (the “Amendment”) of the Original Rights Agreement, dated as of July 11, 2008, between the Registrant and the Rights Agent (the Amendment, together with the Original Rights Agreement, collectively, the “Rights Agreement”).
Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 20% or more of the outstanding Common Shares, except pursuant to a Permitted Offer or a Qualifying Offer (each as defined in the Rights Agreement), or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding Common Shares (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate (which certificates shall also be deemed Rights certificates).
The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Common Share certificates issued after the Record Date but prior to the Distribution Date (or earlier redemption or expiration of the Rights) upon transfer or original issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights to Purchase Preferred Shares being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the “Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.
The Rights are not exercisable until the Distribution Date. The Rights will expire on August 2, 2019 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Registrant, in each case, as described below.
In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Registrant.
For example, at an exercise price of $24 per Right, each Right not owned by an Acquiring Person (or related party) following an event set forth in the preceding paragraph would entitle its holder to purchase $48 worth of Common Shares for $24. Assuming that the Common Shares had a per share value of $12 at such time, the holder of each valid Right would be entitled to purchase 4 shares of the Common Shares for $24.
In the event that the Registrant is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.
The Purchase Price payable, and the number of Preference Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preference Shares, (ii) upon the grant to holders of the Preference Shares of certain rights or warrants to subscribe for or purchase Preference Shares at a price, or securities convertible into Preference Shares with a conversion price, less than the then-current market price of the Preference Shares or (iii) upon the distribution to holders of the Preference Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preference Shares) or of subscription rights or warrants (other than those referred to above).
The number of outstanding Rights and the number of one one-hundredths of a Preference Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.
Preference Shares purchasable upon exercise of the Rights will not be redeemable. Each Preference Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preference Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preference Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preference Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.
Because of the nature of the Preference Shares’ dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preference Share purchasable upon exercise of each Right should approximate the value of one Common Share.
At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Registrant may exchange the Rights (other than Rights owned by such person or group, which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preference Share (or of a share of a class or series of the Registrant’s preference stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).
With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preference Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preference Share, which may, at the election of the Registrant, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preference Shares on the last trading day prior to the date of exercise.
At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Common Shares, and for a 10 day period (subject to extension for up to an additional 10 days) thereafter, the Board of Directors of the Registrant may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.
The terms of the Rights may be amended by the Board of Directors of the Registrant without the consent of the holders of the Rights, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.
Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Registrant, including, without limitation, the right to vote or to receive dividends.
The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Registrant on terms not approved by the Registrant’s Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors, because the Rights may be redeemed by the Registrant at the Redemption Price prior to the time that a person or group has acquired beneficial ownership of 20% or more of the Common Shares.
On July 8, 2008, the Board of Directors of the Registrant approved the extension of the Original Rights Agreement. The Amendment extends to August 2, 2019 the final expiration date of the Rights. The Rights would otherwise have expired on August 2, 2009.
The Amendment was adopted in the normal course of reviewing and extending the Original Rights Agreement and not in response to any acquisition proposal. The Amendment, in furtherance of the Original Rights Agreement, is intended to allow the Registrant to continue to deter coercive or otherwise unfair takeover tactics and encourage a potential acquiror to negotiate with the Registrant’s Board of Directors in order to facilitate the ability of the Board of Directors to act in the best interests of all of the Registrant’s stockholders.
The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Original Rights Agreement, the Form of Letter to Stockholders and the Amendment, which are set forth in Exhibits 4.1, 4.2 and 4.3 hereto respectively and which are incorporated by reference herein.
Item 2. Exhibits.

Exhibit
Number	Document

4.1	Rights Agreement, dated as of August 3, 1999, between American Pacific Corporation and American Stock Transfer & Trust Company, which includes the form of Certificate of Designation setting forth the terms of the Series D Participating Preference Stock, par value $1.00 per share, as Exhibit A thereto, the form of Right Certificate, as Exhibit B thereto, and the Summary of Rights to Purchase Preferred Shares, as Exhibit C thereto (incorporated by reference to Exhibit 1 to the Registrant’s Registration Statement on Form 8-A (File No. 001-08137) filed by the Registrant with the Securities and Exchange Commission on August 6, 1999)

4.2	Form of Letter to Stockholders that accompanied copies of the Summary of Rights to Purchase Preferred Shares (incorporated by

Exhibit
Number	Document

reference to Exhibit 2 to the Registrant’s Registration Statement on Form 8-A (File No. 001-08137) filed by the Registrant with the Securities and Exchange Commission on August 6, 1999)

4.3	Amendment, dated as of July 11, 2008, between American Pacific Corporation and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K (File No. 001-08137) filed by the Registrant with the Securities and Exchange Commission on July 11, 2008)

SIGNATURE
Pursuant to the requirements of Section l2 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

American Pacific Corporation
Date: October 3, 2008	By:	/s/ Dana M. Kelley
Dana M. Kelley
Vice President, Chief Financial Officer and Treasurer

INDEX TO EXHIBITS

Exhibit
Number	Document

4.1	Rights Agreement, dated as of August 3, 1999, between American Pacific Corporation and American Stock Transfer & Trust Company, which includes the form of Certificate of Designation setting forth the terms of the Series D Participating Preference Stock, par value $1.00 per share, as Exhibit A thereto, the form of Right Certificate, as Exhibit B thereto, and the Summary of Rights to Purchase Preferred Shares, as Exhibit C thereto (incorporated by reference to Exhibit 1 to the Registrant’s Registration Statement on Form 8-A (File No. 001-08137) filed by the Registrant with the Securities and Exchange Commission on August 6, 1999)

4.2	Form of Letter to Stockholders that accompanied copies of the Summary of Rights to Purchase Preferred Shares (incorporated by reference to Exhibit 2 to the Registrant’s Registration Statement on Form 8-A (File No. 001-08137) filed by the Registrant with the Securities and Exchange Commission on August 6, 1999)

4.3	Amendment, dated as of July 11, 2008, between American Pacific Corporation and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K (File No. 001-08137) filed by the Registrant with the Securities and Exchange Commission on July 11, 2008)